0310070.01


                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934

                            CASEY'S GENERAL STORES, INC.
                                  (Name of Issuer)

                             Common Stock, No Par Value
                           (Title of Class of Securities)


                                     147 5281 03
                                   (CUSIP Number)


                                 Page 1 of 13 Pages

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CUSIP NO. 147 5281 03     SCHEDULE 13G     Page 2 of 13 Pages

1.   Name of Reporting Person

     S.S. or I.R.S. Identification No. of above person:

     UMB  BANK, n.a. ("UMB")

2.   Check the Appropriate box if a member of a group (a) [ ]
                                                      (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by UMB With:

5. Sole Voting Power: 144,137. UMB disclaims beneficial ownership of these shares.

6. Shared Voting Power: 2,700. UMB disclaims beneficial ownership of these shares.

7. Sole Dispositive Power: 141,437. UMB disclaims beneficial ownership of these shares.

8. Shared Dispositive Power: 3,559,147. UMB disclaims beneficial ownership of these shares, which include 3,556,447 shares held as trustee of the Casey's General Stores, Inc. Employee Stock Ownership Plan ("Casey's ESOP").

9. Aggregate Amount Beneficially Owned by UMB: 3,700,584. UMB disclaims beneficial ownership of these shares, which include 3,556,447 shares held as trustee of Casey's ESOP.

10. Check Box if the Aggregate Amount in Row(9) excludes Certain Shares:[X] Such amount excludes 32,800 shares of the Issuer's Common Stock held in custody accounts by UMB for which UMB has no voting or dispositive power.

11.  Percent of Class Represented by Amount in Row 9: 7%

12.  Type of Reporting Person: BK

CUSIP NO. 147 5281 03     SCHEDULE 13G     Page 3 of 13 Pages

1.   Name of Reporting Person

     S.S. or I.R.S. Identification No. of above person:

     UMB  FINANCIAL CORPORATION ("UMBFC")

2.   Check the Appropriate box if a member of a group (a) [ ]
                                                      (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization: Missouri

Number of Shares Beneficially owned by UMBFC With:

5.   Sole Voting Power: -0-

6.   Shared Voting Power: -0-

7.   Sole Dispositive Power: -0-

8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by UMBFC: -0-

10. Check Box if the Aggregate Amount in Row(9) excludes Certain Shares:[X] Such amount excludes 3,733,384 shares of the Issuer's Common Stock held by UMB in various capacities as to which UMBFC has no voting or dispositive power.

11.  Percent of Class Represented by Amount in Row 9: 0%

12.  Type of Reporting Person: HC

CUSIP NO. 147 5281 03     SCHEDULE 13G     Page 4 of 13 Pages

1.   Name of Reporting Person

     S.S. or I.R.S. Identification No. of above person:

     CASEY'S GENERAL STORES, INC. EMPLOYEE STOCK OWNERSHIP PLAN ("CASEY'S ESOP")

2.   Check the Appropriate box if a member of a group (a) [ ]
                                                      (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization: Iowa

Number of Shares Beneficially owned by Casey's ESOP With:

5.   Sole Voting Power: -0-

6.   Shared Voting Power: -0-

7.   Sole Dispositive Power: -0-

8. Shared Dispositive Power: 3,556,447. Beneficial ownership is disclaimed as to all of these shares, which are held on behalf of Casey's ESOP.

9. Aggregate Amount Beneficially Owned by Casey's ESOP: 3,556,447. Beneficial ownership is disclaimed as to all shares which are held on behalf of Casey's ESOP and have been allocated to the accounts of participants.

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [ ]

11.  Percent of Class Represented by Amount in Row 9: 6.7%

12.  Type of Reporting Person: EP

CUSIP NO. 147 5281 03                                     Page 5 of 13 Pages

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934

Item 1(a)  Name of Issuer:

         Casey's General Stores, Inc., an Iowa corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

         One Convenience Boulevard, Ankeny, Iowa 50021

Item 2(a)  Names of Persons Filing:

          (i) UMB Bank, n.a. ("UMB")

          (ii) UMB Financial Corporation ("UMBFC")

          (iii) Casey's General Stores, Inc. Employee Stock Ownership Plan ("Casey's ESOP")

Item 2(b) Address of Principal Business or, if none, Residence:

         Both UMB and UMBFC maintain their principal executive offices at, and the address for Casey's ESOP is, 1010 Grand Boulevard, Kansas City, Missouri 64106

Item 2(c)  Citizenship:

         UMBFC is a corporation organized under the laws of the State of Missouri, UMB is a national banking association chartered by the United States and Casey's ESOP is a trust organized in the State of Missouri.

Item 2(d) Title of Class of Securities: common stock, no par value (the "Common Stock").

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CUSIP NO. 147 5281 03     SCHEDULE 13G     Page 6 of 13 Pages

Item 2(e)  CUSIP Number:  147 5281 03

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      [   ]  Broker or Dealer under Section 15 of the Act

         (b)      [ X ] Bank as defined in section 3(a)(6) of the Act (UMB)

         (c)      [   ]  Insurance Company as defined in section 3(a)(19)
                  of the Act

         (d)      [   ]  Investment Company registered under section 8 of
                  the Investment Company Act

         (e)      [   ]  Investment Adviser registered under section 203 of
                       the Investment Advisers Act of 1940

         (f) [ X ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F) (Casey's ESOP)

         (g) [ X ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7) (UMBFC)

         (h)      [   ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

         Casey's ESOP may be deemed to beneficially own in excess of 5% of the Issuer's Common Stock and is filing this statement as a result thereof. As trustee of Casey's ESOP, UMB may have certain dispositive powers over such shares and is filing this schedule as a result of having such powers. UMBFC owns 100 percent of the outstanding stock of UMB and is filing this schedule solely as a result of such stock ownership.

CUSIP NO. 147 5281 03     SCHEDULE 13G     Page 7 of 13 Pages

Item 4.  Ownership.

         Casey's ESOP may be deemed to beneficially own certain shares of the Issuer's Common Stock held by Casey's ESOP. UMB serves as trustee of Casey's ESOP. Casey's ESOP participants exercise voting and certain dispositive powers over Casey's ESOP shares allocated to their accounts as they have the right to direct the voting of such shares and the tendering of such shares in response to a tender offer or other purchase offer. To the extent that participants in Casey's ESOP do not give voting instructions to UMB, as trustee of Casey's ESOP, such shares of the Issuer's Common Stock held by Casey's ESOP are voted in the same proportions as shares for which the trustee has received instructions. Certain shares of Issuer's Common Stock held by Casey's ESOP are allocated to the accounts of the participants in the plan, and beneficial ownership is disclaimed as to those shares. Any unallocated Casey's ESOP shares are to be voted by the trustee of Casey's ESOP in the same proportion as allocated shares. The shares of the Issuer's Common Stock held by Casey's ESOP that are allocated to participants' accounts are disposed of in response to a tender offer, exchange offer, or other offer to purchase at the direction of the participants, but if disposition instructions with respect to such an offer are not given by the participants in Casey's ESOP to UMB, as trustee, such shares will not be tendered. UMB, as trustee of Casey's ESOP, will dispose of all unallocated shares in response to a tender or other offer in the same proportion as shares for which the trustee has received instructions.

         Therefore, Casey's ESOP may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

         (a) Amount Beneficially Owned: 3,556,447. Beneficial ownership is disclaimed as to all shares which are allocated to the accounts of participants under Casey's ESOP.

         (b)      Percent of Class:  6.7%

         (c)      Number of shares as to which Casey's ESOP has:

               (i) sole power to vote or to direct the vote: -0-

CUSIP NO. 147 5281 03     SCHEDULE 13G     Page 8 of 13 Pages

               (ii) shared power to vote or to direct the vote: -0-

               (iii) sole power to dispose or to direct the disposition of: -0-

               (iv)  shared  power to dispose or to direct the  disposition  of:
               3,556,447. Beneficial ownership is disclaimed as to all shares which are allocated to the accounts of participants under Casey's ESOP.

         UMB may be deemed to beneficially own certain shares of Issuer's Common Stock, including the shares held by Casey's ESOP and shares of Common Stock held in other capacities. As trustee, UMB may be deemed to have dispositive power over the shares of Common Stock held by Casey's ESOP, although UMB disclaims beneficial ownership over such shares. With respect to the shares of Common Stock held in other capacities, UMB may also be deemed to have either sole or shared voting power over certain of such shares, but disclaims beneficial ownership over such shares. UMB disclaims beneficial ownership over and has not included in this Schedule 13G any and all shares of the Issuer's Common Stock held in custodial and other capacities over which UMB has no voting or dispositive power (either by itself or with others).

         Therefore, UMB may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

         (a) Amount Beneficially Owned: 3,700,584. Beneficial ownership is disclaimed as to these shares, 3,556,447 of which are held on behalf of Casey's ESOP. Such amount excludes 32,800 shares of Issuer's Common Stock held in custody accounts by UMB for which UMB has no voting or dispositive power.

         (b)      Percent of Class:  7.7%

CUSIP NO. 147 5281 03     SCHEDULE 13G     Page 9 of 13 Pages

         (c)      Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote: 144,137. UMB disclaims beneficial ownership of these shares.

                    (ii) shared power to vote or to direct the vote: 2,700. UMB disclaims beneficial ownership of these shares.

                    (iii) sole power to dispose or to direct the disposition of:
                    141,437. UMB disclaims beneficial ownership of these shares.

                    (iv) shared power to dispose or to direct the disposition of: 3,559,964. UMB disclaims beneficial ownership of these shares, which include 3,556,747 shares held on behalf of Casey's ESOP.

         UMBFC does not own of record any shares of the Issuer's Common Stock and does not exercise or direct the exercise of any voting or dispositive power over the shares of the Issuer's Common Stock reported herein and is precluded by applicable law from directing the exercise of such power over said shares of the Issuer's Common Stock held by UMB.

Item 5  Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

CUSIP NO. 147 5281 03    SCHEDULE 13G    Page 10 of 13 Pages

         Information as to UMB, which is jointly filing this statement with UMBFC, is presented above.

Item 8 Identification and Classification of Members of the Group.

         Not Applicable.

Item 9  Notice of Dissolution of Group.

         Not Applicable.

Item 10  Certification.

         See below.

CUSIP NO. 147 5281 03    SCHEDULE 13G    Page 11 of 13 Pages

                                      Signature

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            UMB Bank, n.a.

Dated:  February 14, 2000              By /s/ David D. Miller
                                         -------------------------
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            UMB Financial Corporation

Dated:  February 14, 2000              By /s/ David D. Miller
                                         -------------------------
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            Casey's General Stores, Inc.
                                            Employee Stock Ownership Plan

                                            By:  UMB Bank, n.a., Trustee

Dated:  February 14, 2000              By /s/ David D. Miller
                                         -------------------------
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

CUSIP NO. 147 5281 03    SCHEDULE 13G    Page 12 of 13 Pages

                                    EXHIBIT INDEX

Exhibit                        Document                        Page No.

A.                               Joint Filing Agreement

CUSIP NO. 147 5281 03    SCHEDULE 13G    Page 13 of 13 Pages

                                      EXHIBIT A

                               JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock, no par value, of Casey's General Stores, Inc., an Iowa corporation, and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this 14th day of February, 2000.

                                            UMB Bank, n.a.

Dated:  February 14, 2000           By /s/ David D. Miller
                                      -------------------------
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            UMB Financial Corporation

Dated:  February 14, 2000           By /s/ David D. Miller
                                      -------------------------
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            Casey's General Stores, Inc.
                                            Employee Stock Ownership Plan

                                            By:  UMB Bank, n.a., Trustee

Dated:  February 14, 2000           By /s/ David D. Miller
                                      -------------------------
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary